UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Daqo New Energy Corp.
(Name of Issuer)

American Depositary Shares**
(Title of Class of Securities)

23703Q203***
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**          The American Depositary Shares each represent 25 ordinary shares, par value US$0.0001 per share of the issuer.
***         This CUSIP number applies to the American Depositary Receipts ("ADRs"), which evidence the American Depositary Shares.

CUSIP No	23703Q203

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Quentec Asset Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

859,470

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

859,470

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

859,470*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

* The number of shares being reported on this Schedule 13G represent the Reporting Person's beneficial ownership of ADRs, each representing 25 ordinary shares, par value US$0.0001 per share of the issuer.

CUSIP No	23703Q203

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Quentec Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

655,868

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

655,868

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

655,868*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* The number of shares being reported on this Schedule 13G represent the Reporting Person's beneficial ownership of ADRs, each representing 25 ordinary shares, par value US$0.0001 per share of the issuer.

CUSIP No	23703Q203

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Quentec, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

859,470

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

859,470

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

859,470*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* The number of shares being reported on this Schedule 13G represent the Reporting Person's beneficial ownership of ADRs, each representing 25 ordinary shares, par value US$0.0001 per share of the issuer.

CUSIP No	23703Q203

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Quentec GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

859,470

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

859,470

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

859,470*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* The number of shares being reported on this Schedule 13G represent the Reporting Person's beneficial ownership of ADRs, each representing 25 ordinary shares, par value US$0.0001 per share of the issuer.

CUSIP No	23703Q203

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kenneth Hahn

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

859,470

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

859,470

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

859,470*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* The number of shares being reported on this Schedule 13G represent the Reporting Person's beneficial ownership of ADRs, each representing 25 ordinary shares, par value US$0.0001 per share of the issuer.

CUSIP No	23703Q203

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Val Zlatev

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

859,470

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

859,470

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

859,470*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* The number of shares being reported on this Schedule 13G represent the Reporting Person's beneficial ownership of ADRs, each representing 25 ordinary shares, par value US$0.0001 per share of the issuer.

CUSIP No.	23703Q203

Item 1.	(a).	Name of Issuer:

Daqo New Energy Corp.

(b).	Address of issuer's principal executive offices:

666 Longdu Avenue Wanzhou, Chongqing 404000 The People's Republic of China

Item 2.	(a).	Name of person filing:

Quentec Asset Management LLC Quentec Master Fund, Ltd. Quentec, LP Quentec GP, LLC Kenneth Hahn Val Zlatev

(b).	Address or principal business office or, if none, residence:

Quentec Asset Management LLC
575 Lexington Avenue, 31st Floor
New York, NY 10022
 United States of America

Quentec Master Fund, Ltd.
c/o Quentec Asset Management LLC
575 Lexington Avenue, 31st Floor
New York, NY 10022
 United States of America

Quentec, LP
c/o Quentec Asset Management LLC
575 Lexington Avenue, 31st Floor
New York, NY 10022
 United States of America

Quentec GP, LLC
c/o Quentec Asset Management LLC
575 Lexington Avenue, 31st Floor
New York, NY 10022
 United States of America

Kenneth Hahn
c/o Quentec Asset Management LLC
575 Lexington Avenue, 31st Floor
New York, NY 10022
 United States of America

Val Zlatev
c/o Quentec Asset Management LLC
575 Lexington Avenue, 31st Floor
New York, NY 10022
 United States of America

(c).	Citizenship:

Quentec Asset Management LLC: Delaware
Quentec Master Fund, Ltd.: Cayman Islands
Quentec, LP: Delaware
Quentec GP, LLC: Delaware
Kenneth Hahn: United States of America
Val Zlatev: United States of America

(d).	Title of class of securities:

American Depositary Shares

(e).	CUSIP No.:

23703Q203

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[X]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Quentec Asset Management LLC: 859,470* Quentec Master Fund, Ltd.: 655,868* Quentec, LP: 859,470* Quentec GP, LLC: 859,470* Kenneth Hahn: 859,470* Val Zlatev: 859,470*

* The number of shares being reported on this Schedule 13G represent the Reporting Persons' beneficial ownership of ADRs, each representing 25 ordinary shares, par value US$0.0001 per share of the issuer.

(b)	Percent of class:

Quentec Asset Management LLC: 8.3%+ Quentec Master Fund, Ltd.: 6.3%+ Quentec, LP: 8.3%+ Quentec GP, LLC: 8.3%+ Kenneth Hahn: 8.3%+ Val Zlatev: 8.3%+

+ This percentage represents the percentage of ordinary shares, par value U$0.0001 per share of the issuer owned by the Reporting Persons through their ownership of ADRs.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	,
Quentec Asset Management LLC: 0 Quentec Master Fund, Ltd.: 0 Quented Capital LLC: 0 Quentec, LP: 0 Quentec GP, LLC: 0 Kenneth Hahn: 0 Val Zlatev: 0
(ii)	Shared power to vote or to direct the vote	,
Quentec Asset Management LLC: 859,470 Quentec Master Fund, Ltd.: 655,868 Quentec, LP: 859,470 Quentec GP, LLC: 859,470 Kenneth Hahn: 859,470 Val Zlatev: 859,470
(iii)	Sole power to dispose or to direct the disposition of	,
Quentec Asset Management LLC: 0 Quentec Master Fund, Ltd.: 0 Quentec, LP: 0 Quentec GP, LLC: 0 Kenneth Hahn: 0 Val Zlatev: 0
(iv)	Shared power to dispose or to direct the disposition of	.
Quentec Asset Management LLC: 859,470 Quentec Master Fund, Ltd.: 655,868 Quentec, LP: 859,470 Quentec GP, LLC: 859,470 Kenneth Hahn: 859,470 Val Zlatev: 859,470

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

This Item 5 is not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

See Exhibit B attached hereto.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

This Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2017
(Date)

Quentec Asset Management LLC
By: Quentec, LP, its sole member

By: /s/ Kenneth Hahn Name: Kenneth Hahn Title: Managing Member of the general partner of Quentec, LP

Quentec Master Fund, Ltd.

By: /s/ Kenneth Hahn Name: Kenneth Hahn Title: Managing Member

Quentec, LP By: Quentec GP, LLC, its general partner

By: /s/ Kenneth Hahn Name: Kenneth Hahn Title: Managing Member of Quentec GP, LLC

Quentec GP, LLC

By: /s/ Kenneth Hahn Name: Kenneth Hahn Title: Managing Member

/s/Kenneth Hahn Kenneth Hahn

/s/Val Zlatev Val Zlatev

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.
Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

AGREEMENT

The undersigned agree that this Schedule 13G dated February 14, 2017 relating to American Depositary Shares of Daqo New Energy Corp. shall be filed on behalf of the undersigned.

Quentec Asset Management LLC
By: Quentec, LP, its sole member

By: /s/ Kenneth Hahn Name: Kenneth Hahn Title: Managing Member of the general partner of Quentec, LP

Quentec Master Fund, Ltd.

By: /s/ Kenneth Hahn Name: Kenneth Hahn Title: Managing Member

Quentec, LP By: Quentec GP, LLC, its general partner

By: /s/ Kenneth Hahn Name: Kenneth Hahn Title: Managing Member of Quentec GP, LLC

Quentec GP, LLC

By: /s/ Kenneth Hahn Name: Kenneth Hahn Title: Managing Member

/s/Kenneth Hahn Kenneth Hahn

/s/Val Zlatev Val Zlatev

EXHIBIT B

Quentec Asset Management LLC is the relevant entity for which Quentec, LP, Quentec GP, LLC, Kenneth Hahn and Val Zlatev may be considered control persons.

SK 27641 0001 7407522